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                                                                   Sub-Item 77E

                               LEGAL PROCEEDINGS

                      INVESCO MUNICIPAL OPPORTUNITY TRUST

   On January 17, 2011, a Consolidated Amended Shareholder Derivative Complaint ("Complaint") was filed by common shareholders on behalf of the trusts now known as Invesco Advantage Municipal Income Trust II; Invesco Municipal Opportunity Trust; Invesco Municipal Trust; Invesco High Income Trust II; Invesco Senior Income Trust (the "Trusts") against Van Kampen Asset Management, Morgan Stanley, and certain individuals (collectively, the "Defendants") in ROTZ v. VAN KAMPEN ASSET MANAGEMENT. The Plaintiffs alleged that, prior to the tenure of the current adviser, Defendants breached their fiduciary duties to common shareholders by causing the Trusts to redeem Auction Rate Preferred Securities ("ARPS") at their liquidation value, which was allegedly higher than market value at the time, and by not having adequate procedures to deal with potential conflicts of interest. The Plaintiffs alleged that the redemptions of the ARPS wasted Trust assets, occurred at the expense of the Trusts and the common shareholders, and were improperly motivated to benefit preferred shareholders and Defendants. Additionally, the Plaintiffs claimed that the ARPS were replaced with less favorable financing. Plaintiffs sought judgment that:
1) ordered Defendants to refrain from redeeming any ARPS at their liquidation value using Trusts assets; 2) awarded monetary damages against all Defendants, individually, jointly or severally, in favor of the Trusts, for all losses and damages allegedly suffered as a result of the redemptions of ARPS at their liquidation value; 3) granted appropriate equitable relief to remedy the Defendants' alleged breaches of fiduciary duties; and 4) awarded to Plaintiffs the costs and disbursements of the action. On August 10, 2010, the Board of Trustees formed a Special Litigation Committee ("SLC") to investigate the claims made in the April 2010 demand letters underlying the Complaint with the assistance of independent counsel. After reviewing the findings of the SLC and a vote by Independent Trustees, the Board announced on June 24, 2011, that the Independent Trustees had adopted the SLC recommendation to reject the demands and seek dismissal of the lawsuit. The Trusts filed a motion to dismiss the case with prejudice on October 4, 2011, which was granted on October 22, 2014.

   On January 17, 2011, a Consolidated Amended Shareholder Derivative Complaint ("Complaint") was filed by common shareholders on behalf of the trusts now known as Invesco Value Municipal Income Trust and Invesco Municipal Opportunity Trust (the "Trusts") against Morgan Stanley Investment Advisers, Inc. and its parent as well as certain individuals (collectively, the "Defendants") in Curbow Family LLC v. Morgan Stanley Investment Advisors, Inc. The Plaintiffs alleged that, prior to the tenure of the current adviser, Defendants breached their fiduciary duties primarily by causing the Trusts to redeem Auction Rate Preferred Securities ("ARPS") at their liquidation value, which was allegedly higher than market value at the time, and by not having adequate procedures to deal with potential conflicts of interest. The Plaintiffs alleged that the redemption of the ARPS wasted Trust assets, occurred at the expense of the Trusts and the common shareholders, and was improperly motivated to benefit preferred shareholders and Defendants. Additionally, the Plaintiffs claimed that the ARPS were replaced with less favorable financing. Plaintiffs seek a judgment that: 1) prohibits the Trusts from redeeming any ARPS at their liquidation value using the Trusts' assets; 2) awards monetary damages against all Defendants, individually, jointly or severally, in favor of the Trusts, for all losses and damages allegedly suffered as a result of the redemptions of ARPS at their liquidation value; 3) grants appropriate equitable relief to remedy the Defendants' breaches of fiduciary duties; and 4) awards to Plaintiffs the costs and disbursements of the action. On June 24, 2010, the Board of Trustees formed a Special Litigation Committee ("SLC") to investigate

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                                                                   Sub-Item 77E

the claims made in the April 2010 demand letters underlying the Complaint, with the assistance of independent counsel. After reviewing the findings of the SLC, the Independent Trustees of the Board announced on July 12, 2011 that it had voted to adopt the SLC's recommendation to reject the demands and seek dismissal of the lawsuit. The Trusts filed a motion to dismiss on October 4, 2011, which remains pending.

   Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.